[redacted]

08025720 COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFV Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway #904
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1717 Main Street #1500	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/18/08

OATH OR AFFIRMATION

I, Maureen O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFV Investments LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Denett Whitford
State of NY Notary Public
Reg. #01WH5038652
Greene County
Commission Expires
January 30, 2010

Notary Public

Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HFV Investments, LLC

Table of Contents

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

The Member
HFV Investments, LLC

We have audited the accompanying statement of financial condition of HFV Investments, LLC (a Texas limited liability company) (the "Company") as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFV Investments, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
February 22, 2008

1717 Main Street
Suite 1500
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

HFV Investments, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$141,701
Commissions receivable	101,054
Prepaid expense	6,487
Total assets	$249,242

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 7,834
Member's equity	
Retained earnings	241,408
Total member's equity	241,408
Total liabilities and member's equity	$249,242

The accompanying notes are an integral part of this financial statement.

HFV Investments, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2007

Revenues	
Commission income	$1,867,110
Interest income	10,323
Other income	35,000
Total revenues	1,912,433
Expenses	
Commission expense	1,266,811
General expense	321,975
Regulatory fees	7,239
Total expenses	1,596,025
Net income	$ 316,408

The accompanying notes are an integral part of this financial statement.

HFV Investments, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2007

	Additional paid-in capital	Retained earnings	Total
Balance at January 1, 2007	$ -	$ -	$ -
Contribution	25,000	-	25,000
Distribution	(25,000)	(75,000)	(100,000)
Net income	-	316,408	316,408
Balance at December 31, 2007	$ -	$241,408	$ 241,408

The accompanying notes are an integral part of this financial statement.

HFV Investments, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2007

Cash flows from operating activities	
Net income	$ 316,408
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Commissions receivable	(101,054)
Accounts payable	7,834
Prepaid expense	(6,487)
Net cash provided by operating	216,701
Cash flows from financing activities	
Member's capital contributions	25,000
Member's capital withdrawals	(100,000)
Net cash used in financing activities	(75,000)
Cash, at beginning of year	-
Cash, at end of year	$ 141,701
Supplemental cash flow information:	
Cash paid during the year for franchise taxes	$ -
Cash paid during the year for interest	$ -

The accompanying notes are an integral part of this financial statement.

HFV Investments, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE A - ORGANIZATION

HFV Investments, LLC (the Company) is a Texas limited liability company organized on January 1, 2007. HFV Capital, LP (formerly Hunt Financial Ventures, LP) (HFV) is the sole member of the Company.

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 engaging in business as a broker dealer, underwriter, investment advisor, and financial consultant as well as rendering other financial services related to its general securities business. In addition, the Company is registered with the Securities and Exchange Commission (SEC) under the Investment Advisors Act of 1940.

The accompanying financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities Exchange Act of 1934, since no such liabilities existed at December 31, 2007, or for the year ended December 31, 2007.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Commissions

Commission income represents referral fees that are recognized as earned. Commission expense represents amounts owed to registered representatives for referral services that are recognized as incurred.

Income Taxes

No provision has been made for federal income taxes since the income or loss is includible in the tax returns of the member. The Company is considered a flow-through entity for U.S. Federal income tax purposes.

For state margin tax purposes, the Company's parent files a consolidated return on the Company's behalf. While the Company's share of the consolidated tax liability is unknown, if the Company was an individual filer, management estimates its current tax liability would be approximately $2,000.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness or $5,000.

At December 31, 2007, the Company had net capital of $124,018, which was $119,018 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $7,834 at December 31, 2007, and the ratio of aggregate indebtedness to net capital was .063 to 1.

See computation in Schedule I on page 9.

NOTE D - RULE 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the *Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements* are not required.

NOTE E - RELATED PARTY TRANSACTIONS

The Shared Expenses Agreement provides for a monthly allocation of employee and administrative expenses from HFV to the Company. This allocation is based on 11% of HFV's total expenses. In the year ended December 31, 2007, the allocation amounted to $273,126.

On December 31, 2007, the Company had an amount payable of $1,659 to HFV Investments, Inc. This payable was paid in full on January 9, 2008.

Schedule I

HFV Investments, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007

Net capital:	
Total member's equity per the accompanying financial statements	$241,408
Less:	
Nonallowable assets	107,541
Haircuts on securities	9,849
Net capital	124,018
Computation of basic net capital requirement:	
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$119,018
Aggregate indebtedness	$ 7,834
Ratio of aggregate indebtedness to net capital	.063 to 1

Note: The above computation does not differ materially from the computation of net capital prepared by the Company as of December 31, 2007 and filed with the Financial Industry Regulatory Authority, Inc. on Form X-17A-5.

Report of Independent Certified Public Accountants
Internal Control Required by SEC Rule 17a-5

The Member
HFV Investments, LLC

In planning and performing our audit of the financial statements of HFV Investments, LLC (the Company) for the year ended December 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rules 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1717 Main Street
Suite 1500
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of HFV Investments, LLC for the year ended December 31, 2007, and this report does not affect our report thereon dated February 22, 2008. The following material weakness is the basis for our conclusion:

- Management did not maintain an adequate process to assess and determine the accounting for professional services fees in accordance with US GAAP.

To address this material weakness, management will review professional services fees on a monthly basis and accrue the fees based on services rendered in accordance with US GAAP.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives, except for the material weakness noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
February 22, 2008

END